UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR	Commission File Number 000-49796

For Period Ended: March 31, 2016
 ☐ Transition Report on Form 10-K
 ☐ Transition Report on Form 20-F
 ☐ Transition Report on Form 11-K
 ☐ Transition Report on Form 10-Q
 ☐ Transition Report on Form N-SAR
For the Transition Period Ended:__________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Computer Programs and Systems, Inc.
Full Name of Registrant

Former Name if Applicable

6600 Wall Street
Address of Principal Executive Office (Street and Number)

Mobile, Alabama 36695
City, State and Zip Code

PART II–RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III– NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As disclosed in the Current Report on Form 8-K filed by Computer Programs and Systems, Inc. (the “Company”) on January 8, 2016 with the Securities and Exchange Commission (the “SEC”), the Company consummated its acquisition of Healthland Holding Inc. (“Healthland”) on January 8, 2016.  Due to the completion of the acquisition of Healthland during the quarter ended March 31, 2016 (the “2016 first quarter”), substantial additional burden has been placed on our financial reporting and accounting personnel and significant additional management time and resources have been required to finalize the Company’s consolidated financial statements and compile the information necessary to prepare a complete and accurate Quarterly Report on Form 10-Q for the 2016 first quarter, which will be the first periodic filing in which Healthland’s financial results will be included in the Company’s consolidated results.  As a result, the Company is unable, without unreasonable effort or expense, to file its Form 10-Q for the 2016 first quarter with the SEC on or prior to the prescribed due date of May 10, 2016.  The Company expects to file the Form 10-Q for the 2016 first quarter within the extension period of five calendar days following the prescribed due date afforded by SEC Rule 12b 25 under the Securities Exchange Act of 1934, as amended.

PART IV– OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matt J. Chambless, Chief Financial Officer, Secretary and Treasurer	(251)	639-8100
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes      ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes      ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations to be included in its Form 10-Q for the 2016 first quarter will be significantly different from the corresponding period for the last fiscal year, primarily as a result of the Company’s completion of its acquisition of Healthland on January 8, 2016 and entry into a related financing agreement. These developments were discussed in detail in the Company’s Current Report on Form 8-K filed with the SEC on January 8, 2016, as amended on February 23, 2016.

Computer Programs and Systems, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 10, 2016	By: /s/ Matt J. Chambless
Matt J. Chambless Chief Financial Officer, Secretary and Treasurer